UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 11-K

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE

                         SECURITIES EXCHANGE ACT OF 1934

(Mark One)

[X]     ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
        EXCHANGE ACT OF 1934

        For the fiscal year ended June 30, 2000

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

        For the transition period from _______________ to ____________________


Commission file number 1-12541


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

     ATCHISON CASTING CORPORATION SAVINGS PLAN

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

    ATCHISON CASTING CORPORATION
    400 South Fourth Street
    Atchison, Kansas  66002

   Atchison Casting Corporation Savings Plan

   Financial Statements as of and for the Years Ended June 30, 2000 and 1999, Supplemental Schedules as of and for the Year Ended June 30, 2000, and Independent Auditors' Report

ATCHISON CASTING CORPORATION SAVINGS PLAN

TABLE OF CONTENTS

---------------------------------------------------------------------------------------------


                                                                                         Page
INDEPENDENT AUDITORS' REPORT                                                                   1

FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED JUNE 30, 2000 AND 1999:

  Statements of Net Assets Available for Benefits                                              2

  Statements of Changes in Net Assets Available for Benefits                                   3

  Notes to Financial Statements                                                               4-8

SUPPLEMENTAL SCHEDULES AS OF AND FOR THE YEAR ENDED
  JUNE 30, 2000:

   Form 5500, Schedule H, Part IV, Lines 4a and 4d - Schedule of Nonexempt Transactions        9

  Form 5500, Schedule H, Part IV, Line 4i- Schedule of Assets Held for Investment Purposes
   at the End of Year                                                                          10



Note: Certain supplemental schedules required by rules and regulations of the Department of Labor are omitted because of the absence of the conditions under which they are required.

INDEPENDENT AUDITORS' REPORT

The Trustees and Participants
Atchison Casting Corporation Savings Plan
Atchison, Kansas

We have audited the accompanying statements of net assets available for benefits of Atchison Casting Corporation Savings Plan (the "Plan") as of June 30, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2000 and 1999, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 9 to the financial statements the net assets of the Plan were merged into the Atchison Casting Corporation 401(k) Plan effective July 17, 2000.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedules listed in the Table of Contents are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These schedules are the responsibility of the Plan's management. Such schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements for the year ended June 30, 2000, and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Deloitte & Touche LLP

Kansas City, Missouri
January 11, 2001


ATCHISON CASTING CORPORATION SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
JUNE 30, 2000 AND 1999

-------------------------------------------------------------------------------------------------


ASSETS                                                                2000               1999
INVESTMENTS:
  Mutual funds                                                   $ 10,165,947        $ 8,136,015
  Guaranteed interest account                                       1,413,420          1,160,237
  Common stock                                                        174,960            603,068
  Participant loans                                                   304,710            220,501
                                                                     --------           --------

            Total investments                                      12,059,037         10,119,821

CASH                                                                       66             14,713

CONTRIBUTIONS RECEIVABLE:
  Employer's                                                           58,722             35,033
  Participants'                                                        90,831             56,248
                                                                      -------            -------

            Total contributions receivable                            149,553             91,281
                                                                     --------            -------

            Total assets                                           12,208,656         10,225,815
                                                                  -----------        -----------

LIABILITIES

Amounts due to Atchison Casting Corporation 401(k) Plan               203,924
                                                                      -------       ------------

NET ASSETS AVAILABLE FOR BENEFITS                                $ 12,004,732       $ 10,225,815
                                                                 =============      ============



See notes to financial statements.



ATCHISON CASTING CORPORATION SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
YEARS ENDED JUNE 30, 2000 AND 1999

---------------------------------------------------------------------------------------------------------


                                                                              2000               1999
ADDITIONS TO NET ASSETS ATTRIBUTED TO:
  Investment income:
   Interest and dividend income                                            $ 505,378           $ 428,381
   Net appreciation in fair value of investments                             753,319             575,732
                                                                            --------            --------

      Total investment income                                              1,258,697           1,004,113
                                                                          ----------          ----------

  Contributions:
   Employer's                                                                471,164             520,395
   Participants'                                                             914,319             796,796
   Rollover                                                                   61,567              33,110
                                                                             -------             -------

     Total contributions                                                   1,447,050           1,350,301
                                                                          ----------          ----------

     Total additions                                                       2,705,747           2,354,414
                                                                          ----------          ----------

DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO:
  Benefits paid to participants                                              926,780           1,335,867
  Administrative expenses                                                         50              13,214
                                                                                 ---             ------

     Total deductions                                                        926,830           1,349,081
                                                                            --------          ----------

NET INCREASE                                                               1,778,917           1,005,333
                                                                          ----------          ----------

NET ASSETS AVAILABLE FOR BENEFITS:
  Beginning of year                                                       10,225,815           9,220,482
                                                                         -----------          ----------

  End of year                                                          $ 12,004,732         $ 10,225,815
                                                                       =============        ============


See notes to financial statements.

ATCHISON CASTING CORPORATION SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
YEARS ENDED JUNE 30, 2000 AND 1999

--------------------------------------------------------------------------------


1.   DESCRIPTION OF THE PLAN

     The following description of the Atchison Casting Corporation (the "Company" or "Plan Sponsor") Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

     General - The Plan is a defined contribution plan covering certain employees, as described in the Plan agreement of the Plan Sponsor, that meet the prescribed eligibility requirements. Nationwide Life Insurance Company ("Nationwide") served as the custodian of the Plan through November 2, 1998 at which time Prudential Investments ("Prudential") became custodian of the Plan. Individuals employed by the Plan Sponsor serve as Trustees of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

     During 2000, the Plan Sponsor inadvertently remitted employee and employer contributions to the Plan that belonged to the Atchison Casting Corporation 401(k) Plan (the "401(k) Plan"). At June 30, 2000, there is a payable from the Plan in the financial statements of $203,924 that reflects this transaction. As discussed in Note 9, subsequent to June 30, 2000 all assets of the Plan were transferred to the 401(k) Plan which by virtue of the merger, management believes corrected this condition and did not affect participants' balances, the earnings on these balances or the participants' fund elections.

     Eligibility and Participation - Employees are eligible for participation in the plan after completing three months of service. A participant must complete one year of service to receive the matching contribution from the Plan Sponsor.

     Contributions - Plan participants may contribute a portion of their base compensation, subject to certain Internal Revenue Code ("IRC") limitations. The Plan Sponsor matches 75% of the first 8% of eligible compensation, as defined by the Plan document, contributed by participants.

     Participant Accounts - Each participant's account is credited with the participant's contributions and withdrawals, as applicable, and allocations of the Plan Sponsor's contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

     Vesting - Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in the Company's matching contribution of their accounts plus actual earnings thereon is based on years of service. A participant is 100 percent vested after five years of credited service.

     Investment Options - Upon enrollment in the Plan, a participant may direct his or her contributions in investment options offered by Prudential.

     During 2000 and 1999, the investment options were as follows:

o       MFS Massachusetts Investors Trust

o       Oppenheimer Global Fund

o       Van Kampen Emerging Growth Fund

o       The Prudential Insurance Company of America - Guaranteed Interest
        Account

o       AIM Balanced Fund

o       Prudential Stock Index Fund

o       Prudential Government Securities Trust - Money Market Series

o       Fidelity Advisor Equity Income Fund

o       Prudential High Yield Fund

o       Prudential Small Company Value Fund

o       Prudential Government Income Fund

o       Franklin Convertible Securities Fund

     The following investment options were added during 2000:

o       Atchison Casting Corporation - Common Stock

o       MFS Massachusetts Investors Growth Stock Fund

o       Prudential Jennison Growth Fund

o       Fidelity Advisor Equity Growth Fund

     For more information regarding the Plan's investment alternatives and fund performance, participants should refer to the Plan agreement and published information provided by such funds.

     Prior to November 26, 1999, participants maintained balances in the Rockwell Stock Fund which was originally rolled over from a previous plan, but no new contributions were accepted in this fund during 1999 and 2000. The fund consisted of shares of common stock of Rockwell International, Boeing Company, Meritor Automotive, Inc. and Conexant Systems, Inc. Effective November 26, 1999 this fund was liquidated and invested in the funds listed above as directed by the participants.

     Participants may change investment elections for future contributions at any time and may transfer any existing balances among the offered funds.

     Participant Loans - Participants may borrow from their fund accounts a minimum of $1,000 up to the lesser of $50,000 or 50 percent of their account balance. Loan terms range from 1-5 years. The loans are secured by the balance in the participant's account and bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan Sponsor. Interest rates range from 8.75% to 10%. Principal and interest is paid ratably through payroll deductions.

     Payment of Benefits - Distributions from the Plan are made upon death, retirement, termination, or permanent disability pursuant to the Plan provisions and as permitted by law. If a participant's vested account is less than $5,000, the account balance must be distributed as a lump sum as soon as administratively possible after separation from service. If the account balance is $5,000 or greater, distributions can be in the form of a lump sum, installments, or the account balance can remain in the Plan.

     Forfeitures - Forfeitures occur upon termination of employment by a participant who is not fully vested in the Plan. Forfeiture amounts are used to reduce subsequent matching contributions by the Plan Sponsor.

     Expenses - Expenses of the Plan are paid by either the Plan or the Plan Sponsor, as provided by the Plan agreement. Expenses of $50 and $13,214 were paid by the Plan for the years ended June 30, 2000 and 1999, respectively. The expenses for the Plan year ended June 30, 1999 include expenses related to the transfer of assets from Nationwide to Prudential.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Basis of Accounting - The financial statements of the Plan are prepared under the accrual method of accounting.

     Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

     Investments Valuation and Income Recognition - The Plan's investments, excluding the guaranteed interest account, are stated at fair value as determined by quoted market prices. The Rockwell Stock Fund was stated at market value as determined at the end of the period based upon quotations obtained from national security exchanges. Participant loans are stated at cost, which approximates fair value. See Note 3 regarding the valuation of guaranteed interest contract. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

     Unit Values - Individual participant accounts were maintained on a unit basis through November 2, 1998 (excluding common stock). Participants did not have beneficial ownership in specific underlying securities or other assets in the various funds in the Nationwide pooled separate accounts, but did have an interest therein represented by units valued as of the last business day of the period. The various funds earned dividends and interest which were automatically reinvested in additional units. Generally, contributions to and withdrawal payments from each fund were converted to units by dividing the amounts of such transactions by the unit value as last determined, and the participants' accounts were charged or credited with the number of units properly attributable to each participant. Transactions were recorded on the trade date.

     Payment of Benefits - Benefit payments are recorded in the year paid.

3.   INVESTMENT CONTRACT WITH INSURANCE COMPANY

     The Plan has applied the provisions of Statement of Position ("SOP") 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans." SOP 94-4 requires a defined contribution plan to report investment contracts at fair value unless such contract is deemed to be fully benefit responsive. The contract for this Plan has been deemed to be fully benefit responsive, according to the provision of SOP 94-4. As such, the contract is presented at contract value, which approximates fair value, on the statement of net assets available for benefits as of June 30, 2000 and 1999. The crediting interest rate for the years ended June 30, 2000 and 1999 for the contract ranges from 5.50% to 6.45% and 4.85% to 5.50%, respectively. The crediting interest rate is reset upon the maturity of the contract.

4.   INVESTMENTS

     The following table presents the fair values of investments that represent 5% or more of the Plan's net assets available for benefits at June 30, 2000 and 1999:

                                            2000                           1999
                                 -------------------------------------------------------------
                                          Value Per                      Value Per
                                  Shares   Share      Fair       Shares   Share      Fair
                                 (Rounded)(Rounded)   Value     (Rounded)(Rounded)   Value

MFS Massachusetts Investors Trust 159,428  $ 20.94 $ 3,338,418   200,368  $ 21.25 $ 4,257,816
Oppenheimer Global Fund            25,688    68.65   1,763,460    22,698    48.55   1,101,977
Van Kampen Emerging Growth Fund    17,624    97.15   1,712,206
The Prudential Insurance Company
  of America - Guaranteed Interest
  Account                             N/A      N/A   1,413,420       N/A      N/A   1,160,237
AIM Balanced Fund                  39,384    32.95   1,297,705    40,513    29.32   1,187,840
Prudential Stock Index Fund        23,642    32.40     765,990


     During 2000 and 1999, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $753,319 and $575,732, respectively, as follows:

         Net Appreciation (Depreciation) in Fair Value       2000           1999
  Common stock                                            $ (75,121)     $ 286,898
  Mutual funds                                              828,440        771,310
  Pooled separate accounts                                                (482,476)
                                                           ---------      ---------
                                                          $ 753,319      $ 575,732
                                                          ==========     ==========

Nonparticipant-Directed Investments

     Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:

                                                         2000         1999

Net Assets:
  Common stock of Rockwell Stock Fund                                $603,068
  Cash                                                                 14,713

Changes in Net Assets:
  Interest and dividend income                          $ 2,191           567
  Net appreciation in fair value of investments          15,041       286,898
  Benefits paid to participants                                        (3,503)
  Transfers to participant-directed investments        (635,013)     (203,523)

5.   RELATED PARTY TRANSACTIONS

     Certain Plan investments are shares of mutual funds, and a guaranteed interest account managed by Prudential. Prudential is the custodian as defined by the Plan beginning November 3, 1998 through June 30, 2000 and, therefore, these transactions qualify as party-in-interest.

     Certain Plan investments held during the previous year were units and contracts managed by Nationwide. Nationwide was the custodian as defined by the Plan, through November 2, 1998, therefore, these transactions qualified as party-in-interest.

6.   PLAN TERMINATION

     The Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts. (See Note 9)

7.   TAX STATUS

     The Internal Revenue Service has determined and informed the Company by a letter dated August 28, 1995, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (the "IRC"). The Plan has been amended since receiving the letter, however, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

8.   NONEXEMPT TRANSACTION

     During the year ended June 30, 2000, employee deferrals of $186,680 were withheld from certain payrolls and not remitted on a timely basis (as defined by the DOL) by the Plan Sponsor. All such deferrals were subsequently remitted to the trust by the Plan Sponsor. This transaction was prohibited according to the provisions of the DOL.

9.   SUBSEQUENT EVENT

     Effective July 17, 2000, the assets of the Plan were merged into the Atchison Casting Corporation 401(k) Plan ("Corporate 401(k)"). Immediately after the transfer of assets, each participant shall have an account balance in the Corporate 401(k) equal to their account balance in this Plan.

                                    ******

ATCHISON CASTING CORPORATION SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINES 4a AND 4d - SCHEDULE OF NONEXEMPT TRANSACTIONS
YEAR ENDED JUNE 30, 2000
------------------------------------------------------------------------------------------------------------------------------------


              (a)                          (b)                              (c)                       (d)         (e)       (f)
                                                                Description of Transactions
                                  Relationship of Plan,       Including Maturity Date, Rate of
       Identity of Party            Employer, or Other          Interest, Collateral, Par or        Purchase    Selling    Lease
           Involved                 Party-in-Interest                  Maturity Value                Price       Price    Rental

 Atchison Casting Corporation          Plan Sponsor              Employee contributions not
                                                                     timely remitted to the Plan   $186,680 *

(Table Continued


-----------------------------------------------------------
    (g)           (h)          (i)              (j)
  Expenses
  Incurred                   Current          Net Gain
    with        Cost of      Value of      (Loss) on Each
Transaction      Asset        Asset         Transaction


                 $ 186,680    $ 186,680




 * This represents the total amount of contributions that were withheld from employees, but not remitted timely to the trust by the Plan Sponsor.

ATCHISON CASTING CORPORATION SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS HELD
 FOR INVESTMENT PURPOSES AT THE END OF YEAR
JUNE 30, 2000
-------------------------------------------------------------------------------------------------------------------------------

  (a)                               (b)                                                (c)                           (e)

                                                                       Description of Investment Including
            Identity of Issue, Borrower, Lessor or Similar Party         Maturity Date, Rate of Interest,          Current
                                                                        Collateral, Par or Maturity Value           Value

         MFS Massachusetts Investors Trust                          Mutual fund
                                                                    (159,428 shares)                               $ 3,338,418

         Oppenheimer Global Fund                                    Mutual fund
                                                                    (25,688 shares)                                  1,763,460

         Van Kampen Emerging Growth Fund                            Mutual fund
                                                                    (17,624 shares)                                  1,712,206

   *     The Prudential Insurance Company of America                Guaranteed interest account                      1,413,420


         AIM Balanced Fund                                          Mutual fund
                                                                    (39,384 shares)                                  1,297,705

   *     Prudential Stock Index Fund                                Mutual fund
                                                                    (23,642 shares)                                    765,990

   *     Prudential Government Securities Trust - Money Market
         Series                                                     Mutual fund
                                                                    (388,477 shares)                                   388,477

         Fidelity Advisor Equity Income Fund                        Mutual fund
                                                                    (9,606 shares)                                     237,744

   *     Atchison Casting Corporation                               Common stock
                                                                    (30,428 shares)                                    174,960

         MFS Massachusetts Investors Growth Stock Fund              Mutual fund
                                                                    (7,330 shares)                                     154,302

   *     Prudential High Yield Fund                                 Mutual fund
                                                                    (22,230 shares)                                    153,389

   *     Prudential Small Company Value Fund                        Mutual fund
                                                                    (9,296 shares)                                     136,650

   *     Prudential Jennison Growth Fund                            Mutual fund
                                                                    (3,344 shares)                                      84,631

   *     Prudential Government Income Fund                          Mutual fund
                                                                    (8,281 shares)                                      70,226

         Franklin Convertible Securities Fund                       Mutual fund
                                                                    (2,536 shares)                                      39,789

         Fidelity Advisor Equity Growth Fund                        Mutual fund
                                                                    (308 shares)                                        22,960


   *     Various participants                                       Participant loans, interest rates from 8.75% to
                                                                    10%; maturity dates through June 2005             304,710
                                                                                                                      -------

             Total investments                                                                                   $ 12,059,037
                                                                                                                 ============

* Represents party-in-interest

                                   SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      ATCHISON CASTING CORPORATION
                                      SAVINGS PLAN

Date January 11, 2001                 By:  Atchison Casting Corporation, its
                                                 Administrator

                                      By:  /s/ Kevin T. McDermed
                                               Kevin T. McDermed
                                               Vice President, Chief Financial
                                               Officer, Treasurer and Secretary

                                 EXHIBIT INDEX


Exhibit Number        Description
--------------        -----------

23                    Consent of Deloitte & Touche LLP